The Wright Managed Income Trust
           24 Federal Street, Boston, MA 02110 (617) 482-8260



                                                        EXHIBIT 10



                                                             February 26, 1996



The Wright Managed Income Trust
24 Federal Street
Boston, MA  02110

Gentlemen:

         The Wright Managed Income Trust (the "Trust") is a Massachusetts business trust created under a Declaration of Trust dated February 17, 1983 (As amended and restated December 19, 1984), as further amended from time to time, (the "Declaration of Trust"),executed and delivered in Boston, Massachusetts. I am of the opinion that all legal requirements have been complied with in the creation of the Trust, and that said Declaration of Trust is legal and valid.

         The Trustees of the Trust have the powers set forth in the Declaration of Trust, subject to the terms, provisions and conditions therein provided. As provided in the Declaration of Trust, the interest of shareholders is divided into shares of beneficial interest without par value, and the number of shares that may be issued is unlimited. The Trustees may from time to time issue and sell or cause to be issued and sold shares of one or more series for cash or for property. All such shares, when so issued,shall be fully paid and nonassessable by the Trust.

         By votes duly adopted, the Trustees of the Trust have designated the series Wright U.S. Treasury Fund, Wright U.S. Treasury Near Term Bond Fund, Wright Total Return Bond Fund, Wright Insured Tax Free Bond Fund, Wright Current Income Fund and Wright U.S. Treasury Money Market Fund (the "Series") and have authorized the issuance of shares of beneficial interest, without par value, of such series. The Trust intends to register under the Securities Act of 1933, as amended, 35,605,059 of its shares of beneficial interest with Post-Effective Amendment No. 20 to its Registration Statement on Form N-1A (the "Amendment") with the Securities and Exchange Commission.

     I have examined originals, or copies, certified or otherwise identified to my satisfaction, of such certificates, records and other documents as I have deemed necessary or appropriate for the purpose of this opinion, including the Declaration of Trust and votes adopted by the Trustees. Based

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The Wright Managed Income Trust
February 26, 1996
Page 2



upon the foregoing, and with respect to Massachusetts law (other than the Massachusetts Uniform Securities Act), only to the extent that Massachusetts law may be applicable and without reference to the laws of the other several states or of the United States of America, I am of the opinion that under existing law:

         1. The Trust is a trust with transferable shares of beneficial interest organized in compliance with the laws of The Commonwealth of Massachusetts, and the Declaration of Trust is legal and valid under the laws of The Commonwealth of Massachusetts.

         2. Shares of beneficial interest of the Series registered by the Amendment may be legally and validly issued in accordance with the Declaration of Trust upon receipt by the Trust of payment in compliance with the Declaration of Trust and, when so issued and sold, will be fully paid and nonassessable by the Trust.

         I am a member of the Massachusetts bar and have acted as internal legal counsel of the Trust in connection with the Amendment, and I hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit thereto.

                                                     Very truly yours,


                                                     /s/ H. Day Brigham, Jr.
                                                     H. Day Brigham, Jr., Esq.